 SEC Form 4
FORM 4 [ ] Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).	UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility
Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940
OMB APPROVAL OMB Number: 3235-0287 Expires: January 31, 2005 Estimated average burden hours per response. . . . . 0.5
1. Name and Address of Reporting Person* Nordlund, D. Craig (Last) (First) (Middle) 395 Page Mill Road, MS A3-18 (Street) Palo Alto, CA 94306 (City) (State) (Zip)	2. Issuer Name and Ticker or Trading Symbol Agilent Technologies, Inc. (A) 3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	4. Statement for (Month/Year) May 2002 5. If Amendment, Date of Original (Month/Year)
6. Relationship of Reporting Person(s) to Issuer
(Check all applicable)

                        Director                           10% Owner
           X          Officer                             Other

Officer/Other
Description           Senior Vice President, General Counsel and Secretary
7. Individual or Joint/Group
    Filing (Check Applicable Line)

X   Individual Filing
      Joint/Group Filing

Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2. Transaction Date (Month/Day/Year)	3. Transaction Code and Voluntary Code (Instr. 8) Code | V	4. Securities Acquired (A) or Disposed (D) Of (Instr. 3, 4, and 5) Amount | A/D | Price	5. Amount of Securities Beneficially Owned at End ofMonth (Instr. 3 and 4)	6. Owner- ship Form: Direct(D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
Common Stock	05/07/2002	A (1) | V	446.03 | A | $25.54	19,477.17	D
Common Stock				38.00	I	Custodian for first daughter
Common Stock				38.00	I	Custodian for second daughter
Common Stock				38.00	I	Custodian for son

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
* If the form is filed by more than one reporting person, see Instruction 4(b)(v).

(over)
SEC 1474 (3-99)

Nordlund, D. Craig - May 2002
Form 4 (continued)
Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 3)	2. Conver- sion or Exercise Price of Deri- vative Security	3. Transaction Date (Month/ Day/ Year)	4. Transaction Code and Voluntary (V) Code (Instr.8) Code | V	5. Number of Derivative Securities Acquired (A) or Disposed (D) Of (Instr. 3,4 and 5)	6. Date Exercisable(DE) and Expiration Date(ED) (Month/Day/Year) (DE) | (ED)	7. Title and Amount of Underlying Securities (Instr. 3 and 4)	8. Price of Derivative Security (Instr.5)	9. Number of Derivative Securities Beneficially Owned at End of Month (Instr.4)	10. Owner- ship Form of Deriv- ative Security: Direct (D) or Indirect (I)	11. Nature of Indirect Beneficial Ownership (Instr.4)
Employee Stock Option (right to buy)	$30.26				11/21/1997 | 11/20/2006	Common Stock - 6,940		6,940	D
Employee Stock Option (right to buy)	$35.59				11/20/1998 | 11/19/2007	Common Stock - 8,155		8,155	D
Employee Stock Option (right to buy)	$43.71				02/12/2000 | 02/11/2009	Common Stock - 17,351		17,351	D
Employee Stock Option (right to buy)	$30.00				11/17/2000 | 11/17/2009	Common Stock - 13,585		13,585	D
Employee Stock Option (right to buy)	$30.00				11/18/2000 | 11/17/2009	Common Stock - 75,000		75,000	D
Employee Stock Option (right to buy)	$30.00				11/20/2000 | 11/17/2009	Common Stock - 5,434		5,434	D
Employee Stock Option (right to buy)	$45.00				12/03/2000 | 12/02/2009	Common Stock - 20,000		20,000	D
Employee Stock Option (right to buy)	$58.85				12/14/2001 | 12/13/2010	Common Stock - 75,000		75,000	D
Employee Stock Option (right to buy)	$25.67				11/26/2002 | 11/25/2011	Common Stock - 150,000		150,000	D

Explanation of Responses :

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
        See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note:   File three copies of this Form, one of which must be manually signed. If space is insufficient,
            See Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not
required to respond unless the form displays a currently valid OMB number.	By: Marie Oh Huber / Attorney-in-fact ________________________________ 06-07-2002 ** Signature of Reporting Person Date Power of Attorney Page 2 SEC 1474 (3-99)

Nordlund, D. Craig - May 2002
Form 4 (continued)
FOOTNOTE Descriptions for Agilent Technologies, Inc. (A)

Form 4 - May 2002

D. Craig Nordlund
395 Page Mill Road, MS A3-18

Palo Alto, CA 94306
Explanation of responses:

(1)   Shares acquired in a qualified Employee Stock Purchase Plan under Section 423 of the Internal Revenue Code of 1986, as amended, in a transaction exempt under Rule 16b-3.

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